CERTIFICATE OF AUTHOR

I, John C. Thornton, do hereby certify that:

1. I am President of:

   Thor Resources LLC
   6120 North Mina Vista
   Tucson, Arizona 85718

2. I attended Colorado School of Mines from 1961 through 1963, I graduated with a BS degree in Economics end Finance from Fairleigh Dickinson University in 1967. In addition, I have obtained a Masters of Business Administration from New York University in 1971, and attended the Krumb School of Mines from 1968 through 1969.

3. I am a member of the South African Institute of Mining and Metallurgy, and the American Institute of Mining Engineers-SME.

4. I have worked as a Mining Engineer for a total of over 43 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of parts of all the Sections of the technical report titled NI 43-101 Technical Report on Resources and dated January 29, 2010 (the "Technical Report") relating to the La Guitarra property. I have visited the La Guiana property on multiple occasions during Exploration programs, Feasibility and Engineering phases with KCA, and Genco Operations.

7. I have had prior involvement with the La Guitarra property that is the subject of this Technical Report. I have been involved with the La Guitarra property since January of 2008. All technical work concerning resource modelling, mine design, and schedule for the open Pits at Guitarra was prepared under my direction. I also functioned as Chief Development Officer for Genco until December 2008.

8. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11. As of the daft of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th Day of October 2010.
John C. Thornton

John C. Thornton